May 7, 2019

Marc Smernoff
Chief Financial Officer
Americold Realty Trust
10 Glenlake Parkway, Suite 600, South Tower
Atlanta, Georgia 30328

       Re: Americold Realty Trust
           Americold Realty Operating Partnership, L.P.
           Form 10-K For The Fiscal Year Ended December 31, 2018
           Filed February 26, 2019
           File No. 001-34723

Dear Mr. Smernoff:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities
cc:    Jim Synder, Chief Legal Officer